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              EATON VANCE TAX-MANAGED BUY-WRITE OPPORTUNITIES FUND
                            The Eaton Vance Building
                                255 State Street
                                Boston, MA 02109
                            Telephone: (617) 482-8260
                            Telecopy: (617) 338-8054

                                                                   June 24, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Vincent DiStefano
           Division of Investment Management

       Re: Eaton Vance Tax-Managed Buy-Write Opportunities Fund (the "Fund")
           1933 Act Registration Statement (File No. 333-123770)
           1940 Act Registration Statement (File No. 811-21735)

Gentlemen:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "1933 Act"), the Fund hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Fund's 1933 Act Registration Statement on Form N-2, as amended, to 10 a.m., New York City time, on Monday, June 27, 2005, or as soon thereafter as possible.

      In connection with such request the Fund acknowledges that:

            1. Should the Commission or the staff acting pursuant to delegated authority declare the registration statement effective, such action does not foreclose any action by the Commission with respect to the filing;

            2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

            3. The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

      Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund's comments on this and other filings made with respect to the Registration Statement.

                                        Very truly yours,

                                        Eaton Vance Tax-Managed Buy-Write
                                          Opportunities Fund

                                        By:  /s/ Duncan W. Richardson
                                             ------------------------
                                                 Duncan W. Richardson
                                                 President and Chief
                                                 Executive Officer

cc:  Mr. Richard Pfordte, Branch Chief
     Division of Investment Management